SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date June 23, 2006________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated June 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: June 23, 2006

BIOTECH HOLDINGS REPLACES STOCK OPTIONS

Vancouver, B.C., June 23, 2006 - Biotech Holdings (the "Company", TSXV: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announced today that the Board of Directors has replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options will vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired on March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

Biotech Holdings Ltd. is based in Richmond, British Columbia. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF). The Company is working with the TSX Venture Exchange for resumption of trading of the Company^s shares on the TSXV.

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information, please visit Biotech^s website at http://www.biotechltd.com/.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.